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        News release via Canada NewsWire, Toronto 416-863-9350

         Attention Business Editors:

    Belzberg Technologies subsidiary Electronic Brokerage Systems LLC becomes member of the New York Stock Exchange

Toronto, Nov. 18/CNW/ - Belzberg Technologies, Inc (TSE:BLZ) confirmed today that its wholly owned subsidiary, Electronic Brokerage Systems LLC, became a member of the New York Stock Exchange ("NYSE") on Friday, November 15th. As previously announced, the Company can now execute and clear its own trades.

About Belzberg Technologies Inc.

         Belzberg Technologies provides the software and networks that enable global, direct access routing and execution of trades for financial institutions in the United States, Canada and Europe. Using Belzberg's suite of integrated trading tools and network connectivity options, Belzberg's customers have direct access to all North American equities and options markets, as well as major European stock exchanges. The firm's client-base includes over 110 leading U.S and international brokerage houses and financial institutions. Belzberg Technologies is listed on the Toronto Stock Exchange (Ticker-BLZ) - additional information is available at www.belzberg.com.

         Except for historical information contained herein, the matters discussed in this press release are based on forward-looking statements that involve risk and uncertainty. A variety of important factors could cause results to differ materially from such statements, including but not limited to economic, competitive, governmental and technological factors affecting the company's operation, markets, products, prices and other factors.
         %SEDAR: 00008836E

         -0-                                11/18/2002
         For further information Contact: Steve Wilson, Belzberg Technologies Inc, (416) 360-2920, swilson(at)belzberg.com/
         (BLZ.)

CO: Belzberg Technologies Inc.
ST:  Ontario
IN:   STW NET
SU:

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